UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

Oregon	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(a) Financial statements of business acquired.

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(c) Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99) Investor Presentation

Item 9. Regulation FD Disclosure

On July 28, 2004, Raymond P. Davis, President and Chief Executive Officer, and Daniel A. Sullivan, Executive Vice President and Chief Financial Officer, will make the presentation attached as Exhibit 99 at the Keefe, Bruyette, & Woods Honor Roll and Fifth Annual Community Bank Investor Conference held in New York City. This material may also be presented at subsequent investor conferences. All of the information in the presentation, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

Umpqua Bank's California Division is headed by Bob Daugherty, President, Pat Rusnak, Chief Financial Officer, Mark Francis, EVP/Commercial Banking and Steve May, EVP/Retail. Following Mr. Daugherty's anticipated departure from the company in mid-October 2004, Mark Francis and Steve May will report directly to Ray Davis as President and CEO of Umpqua Bank and Pat Rusnak will continue to report to Dan Sullivan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: July 28, 2004

By: /s/ Kenneth E. Roberts
Kenneth E. Roberts
Assistant Secretary

EXHIBIT 99

UMPQUA HOLDINGS

CORPORATION

Parent Company for:

UMPQUA

B·A·N·K

STRAND ATKINSON

WILLIAMS & YORK

Safe Harbor Statement

During the course of this presentation, we may make forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such forward-looking statements are subject to certain risks and uncertainties that could cause actual events or results to materially differ, either better or worse, from those projected. A discussion of risk factors that may affect the actual results relating to such forward-looking statements, and the Company's results of operations in general, is included in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events.

UMPQUA HOLDINGS
CORPORATION

UMPQUA
B·A·N·K

Value Proposition

- Difficulty of Differentiation
- What is "Retail"
- Our Focus -
  - Unique Delivery System
  - "Return-on-Quality"
  - Culture, Culture, Culture

Pearl Store


welcome to
the world's greatest bank
UMPQUA
BANK
surf
news


FDIC
FDIC
FDIC

Pearl Store


your
business
suite
green
gift card

Growth Strategy

- Vertical and Horizontal Growth
- Increase Market Share in Existing Markets
- De Novo Expansion Into New Markets
- Pursue Acquisition Opportunities

Growth History
Total Assets
($ Millions)



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1994
1995
1996
1997
1998
1999
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
Proforma
Entered Eugene
Entered Portland
SAWY Purchase 11/99
AHM Purchase
Entered Salem
VRB Purchase 12/00
LBB & IFN Purchase
12/01
CEBC Purchase 11/02
HBEK Purchase 7/04

Historical Total Assets before restatements for poolings.

Today Umpqua Bank is the largest community bank headquartered in the Northwest, with $4.8 billion in assets, 91 stores throughout Oregon and Northern California…

Franchise Footprint


Astoria
Longview
Vancouver
Portland
Beaverton
Tualatin
Milwaukie
Oregon City
101
Salem
OREGON
Newport
Waldport
Corvallis
Tangent
Albany
Lebanon
Sweet Home
5
Springfield
Eugene
Bend
Reedsport
Lakeside
Cottage Grove
North Bend
Coos Bay
Sutherlin
Coquille
Winston
Myrtle Pt.
Roseburg
Bandon
Glendale
Myrtle Creek
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Talent
Brookings/
Harbor
Ashland
5
McKinleyville
Willow Creek
Weaverville
Arcata
Eureka Main
Eureka Henderson
Center
Redding
Fortuna
Red Bluff
Los Molinos
Garberville
Orland
Willows
Chico
Ukiah
Yuba City
Colusa
101
80
Arbuckle
Wheatland
Lincoln
Woodland
Roseville
Napa
Sacramento
San Francisco
99

<u>91 Stores</u>

395,000 Customers

$3.66 billion Deposits

$3.21 billion Loans

The Future

- Perpetuate the "Never Ending Story"
- Take Advantage of Unique Opportunities
  - "Break-Out" Bank Strategy
  - Build an Institution of Significance
  - Our Market
- Create Shareholder Value

Creating Shareholder Value

Earnings Per Share Growth

(Fully Diluted / Before Merger Costs)



$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
CAGR 16%
Q1 Q2 Q3 Q4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Umpqua Holdings Financial Overview

Revenue Per Share



$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$3.03
$3.67
$4.23
$4.99
$5.36
$5.52*
1999
2000
2001
2002
2003
2004
YTD 6/30/04

Umpqua Only

* YTD Annualized

Operating Efficiency Ratio - Bank


59%
58%
57%
56%
55%
54%
53%
55.6%
55.0%
58.3%
55.6%
56.3%
56.3%
1999
2000
2001
2002
2003
2004
6 mos ended 6/30

Umpqua Only

High Quality Loan Portfolio

($ Millions)	2002	2003	Q2 2004
Allowance/ Total Loans	1.39%	1.27%	1.27%
Total $ In Allowance	$24.7	$25.4	$26.3
Net Charge-Offs	0.20%	0.21%	0.02% (YTD June 2004)
NPL to Total Loans	0.49%	0.57%	0.57%

Net Interest Margin
Quarterly



8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
5.75%
5.50%
5.25%
5.00%
4.75%
4.50%
4.25%
4.00%
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
4-Jun
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.23%
5.27%
4.90%
4.98%
4.91%
4.80%
4.74%
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.10%
5.10%
4.74%
4.82%
4.77%
4.63%
4.57%
Consolidated
Bank
Prime Rate

Umpqua Only

Asset Sensitive

- Umpqua is “asset sensitive”
- Assets repricing with prime change

Within 30 days	$1 Billion
Within 1 year	$1.7 Billion

* Proforma with HBEK

Non Interest Income
(000's)


Service Charges & Other
Brokerage
Mortgage Banking
Security Gains
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
-$5,000
1999
2000
2001
2002
2003
2004
$8,047
$830
$2,488
$8,745
$6,458
$2,262
$9,773
$8,309
$5,106
$10,602
$9,163
$9,073
$15,704
$9,711
$11,473
$2,155
$7,909
$5,905
$4,048
YTD 6/30/04

Operating Income *

Annual ($000)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$11,776
$12,690
$13,387
$23,689
$35,451
$18,007
1999
2000
2001
2002
2003
2004
YTD 6/30

* Excludes merger related costs, net of tax

Loan and Deposit Growth (000's)



$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
1999
2000
2001
2002
2003
Q1 2004
Q2 2004
Proforma
Deposits
Loans

Proforma with HBEK acquisition 7/04

Umpqua Q2 Update

- Operating EPS of $0.33 per diluted share, up 10% over Q1 2004
- Annualized loan growth of 15% and deposit growth of 8%
- Continued strong asset quality with net charge-offs of 2 bp and NPA/assets of 0.41%
- 321,729 shares repurchased at an average cost of $18.80 per share
- Quarterly cash dividend increased by 50% to $0.06 per share
- HBEK merger integration on track for completion in Q4

CREATING THE "BREAK OUT" BANK

Umpqua Holdings Corporation

And

Humboldt Bancorp

UMPQUA – HUMBOLDT

- Combined assets over $4.8 Billion
- Experienced Management Team
- Market Cap of $1 Billion
- Accretive to earnings per share in 2005
- 91 Stores in Oregon, Washington & California

UMPQUA BANK

STRATEGIC RATIONALE

- Building the "Break Out Bank"
- All major markets from Sacramento to Vancouver
- Humboldt in contiguous markets
- Leverage Umpqua's marketing programs in California

STRATEGIC RATIONALE

- Building the “Break Out Bank”
- Significant growth potential in Northern California
- Community Bank Culture
- SBA Lending Expertise
- Instant critical mass in Northern California

INTEGRATION

- Consolidating all Humboldt/Feather River/Tehama/ Capital Valley stores under Umpqua brand

INTEGRATION

- Low integration risk:
  - Same data processing platforms
  - Experienced management teams
  - Humboldt has strong IT infrastructure
- No store/branch overlap

Pro Forma Financials

- Operating Earnings Growth in Oregon and California expected to be 10-15% per year
- Synergies expected to be 23% of Humboldt Bancorp projected expenses in 2005
- Closing date of July 9, 2004
- Synergies begin in third quarter of 2004 and are fully realized in second quarter of 2005
- Pro Forma Operating Earnings Expected to be 3% accretive in 2005

UMPQUA BANK

UNIQUE OPPORTUNITY

- Proven integrator of strategic acquisitions with record of organic growth
- Strong culture, brand and operating strategy
- All major markets from Sacramento to Portland framework for significant California growth
- Strong proforma financials
- Complimentary strengths to fuel future growth

UMPQUA HOLDINGS

CORPORATION

Parent Company for:

UMPQUA

B·A·N·K

STRAND ATKINSON

WILLIAMS & YORK